UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number

001-38838

CUSIP Number

872885207

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TSR, Inc.

Full Name of Registrant

Former Name if Applicable

400 Oser Avenue, Suite 150

Address of Principal Executive Office (Street and Number)

Hauppauge, NY 11788

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

TSR, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q timely because it needs additional time to (i) complete certain valuation procedures and associated accounting regarding the previously disclosed acquisition of Geneva Consulting Group, Inc. (the “Geneva Acquisition”) and (ii) finalize the calculation of a non-cash impairment charge that is estimated to be approximately $140,000 related to a sublease of its offices in New York entered into during the last completed quarter (the “Impairment Charge”).  The Company currently expects to file its report within the extension period.

Certain statements contained herein, including statements concerning the Company’s plans and estimates are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projections in the forward-looking statements due to known and unknown risks and uncertainties, including but not limited to those set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to publicly update or revise forward-looking statements.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Sharkey	(631)	231-0333
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the quarter ended November 30, 2020, the Company expects revenue to increase approximately 5.5% from the same quarter last year to approximately $16.0 million due to the Geneva acquisition. The Company also expects to incur net loss of approximately $250,000 in the quarter ended November 30, 2020, compared to net income of $61,512 in the same quarter last year, primarily resulted from an increase in selling, general and administrative expenses due to the Geneva acquisition and the Impairment Charge.

TSR, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 14, 2021	By:	/s/ John Sharkey
John Sharkey
Senior Vice President and Chief Financial Officer

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